Exhibit 99.1

Bright Scholar to Delay Earnings Announcement of Fourth Fiscal Quarter of FY2021

Reaffirms Top Line Guidance for FY2021

FOSHAN, China, November 4, 2021 /PRNewswire/ - Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company” or “its”) (NYSE: BEDU), a global premier education service company, announced today that it will delay its earnings release for the fiscal quarter ended August 31, 2021 and the conference call. The Company will announce a rescheduled date in December 2021.

The newly promulgated Implementation Regulations (the “Implementation Rules”) of the Law on the Promotion of Private Education of the People’s Republic of China (the “PRC”), which became effective on September 1, 2021, prohibit social organizations and individuals from controlling not-for-profit kindergartens and private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit private schools providing compulsory education from conducting transactions with the related parties. Following the effectiveness of the Implementation Rules, the Company has been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations.

The Company’s growth engine is expected to continue to be driven by its diversified business portfolio covering: (1) domestic services and operations of kindergartens and schools, (2) overseas operations, including various independent and international boarding schools under the brand of CATS Global Schools, an arts university, and English language training institutions, a variety of summer programs which serve students from over 100 nationalities across the United Kingdom, the United States, Canada and China, and (3) complementary business which focuses on all-round education services including overseas study counselling, study tours and camps.

The Company reaffirms its topline guidance for the 2021 fiscal year and expects its revenue to be in the range of RMB3.59 billion and RMB3.69 billion, representing a year-over-year growth of 7% to 10%.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

2